[PSI LETTERHEAD]
November 8, 2005
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Division of Corporate Finance

Re:	Psychiatric Solutions, Inc.
Schedule 14A
Filed November 3, 2005
File Number 0-20488
Dear Mr. Riedler:
     On behalf of Psychiatric Solutions, Inc. (the “Company”), attached as Schedule I is the Company’s response to the comment included in the staff’s letter, dated November 7, 2005, regarding the above-referenced Schedule 14A. The response in Schedule I is keyed to the staff’s comment, which is repeated and underlined in Schedule I for convenience of reference.
     In connection with responding to the Commission’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (615) 312-5851 or James H. Nixon III at (615) 850-8855 if you have any questions regarding the Company’s response.
Very truly yours,
/s/ Christopher L. Howard

cc:	Greg Belliston
Joey A. Jacobs
Brent Turner
James H. Nixon III
John J. Faldetta, Jr.

SCHEDULE I
Psychiatric Solutions, Inc.
Schedule 14A
File No. 0-20488
Comment 1: Please discuss the reasons for the stock split.
Response 1: The first paragraph of the section of the Company’s Preliminary Proxy Statement entitled “Purposes of the Proposed Amendment” shall be amended and restated in the Definitive Proxy Statement to address the Commission’s comment as follows:
     “Purposes of the Proposed Stock Split and Amendment
     On November 1, 2005, the Board of Directors conditionally approved a two-for-one stock split to be effected in the form of a stock dividend of one share of Common Stock for each share of Common Stock outstanding on December 27, 2005, the proposed record date for the stock split. The stock split is conditioned upon approval by the stockholders of the Amendment. The Board of Directors believes that the stock split is in the best interest of the Company and its stockholders because it is expected to place the market price of the Company’s common stock in a range that is more attractive to investors and may result in improved market liquidity and enhanced trading volume for the Company’s shares. The primary purpose of the Amendment is to provide a sufficient number of shares of Common Stock to effect the stock split, pursuant to which each stockholder of record on December 27, 2005 would be entitled to receive on January 9, 2006 one additional share of Common Stock for each share of Common Stock held.”